UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Hydropot Inc.
F/K/A ALPINE 6 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

April 22, 2014

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

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SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
10,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
10,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

2

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Hydropot Inc. F/K/A, ALPINE 6 Inc., a Delaware corporation, with its principal place of business located at 3324 Monier Circle Ste 3, Rancho Cordova, CA 95742.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Richard Chiang, hereinafter sometimes referred to as the “Reporting Person.” Mr. Chiang's principal office is at 460 Brannan Street, Suite 78064, San Francisco, CA 94107. Mr. Chiang is the former President and Chief Executive Officer of Hydropot Inc. F/K/A, ALPINE 6 Inc., and is a private investor.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 22, 2014, Hydropot Inc. F/K/A, ALPINE 6 Inc., issued Richard Chiang 10,000,000 restricted shares of its common stock in exchange for incorporation fees and annual resident agent fees in the State of Delaware, and developing its business concept and plan, valued at $1,000.00.

ITEM 4. PURPOSE OF TRANSACTION.

At the time the shares were issued, Richard Chiang was given authority for Hydropot Inc. F/K/A, ALPINE 6 Inc. (the "Company") to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or Mr. Chiang could have sought to sell a controlling interest in the Company to a third party.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang acquired 10,000,000 of the issued and outstanding common shares of Hydropot Inc. F/K/A, ALPINE 6 Inc. Such amount represented 100% of the total issued and outstanding common shares of Hydropot Inc. F/K/A, ALPINE 6 Inc.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

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